                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                        OR

                  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file number  0-20578
                        -------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           LAYNE CHRISTENSEN COMPANY
                          1900 SHAWNEE MISSION PARKWAY
                          MISSION WOODS, KANSAS 66205

                            LAYNE CHRISTENSEN COMPANY
                            CAPITAL ACCUMULATION PLAN
              -----------------------------------------------------------

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS THEN ENDED, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                            LAYNE CHRISTENSEN COMPANY

                            CAPITAL ACCUMULATION PLAN

                                TABLE OF CONTENTS

                                                                                                   PAGES
                                                                                                   -----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................................        1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEARS THEN
ENDED:

     Statements of Net Assets Available for Benefits...........................................        2

     Statements of Changes in Net Assets Available for Benefits................................        3

     Notes to Financial Statements.............................................................    4 - 9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 -

     Form 5500, Schedule H, Part IV, Line 4i - Schedule of
     Assets  (Held at End of Year).............................................................  10 - 12

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee of the Layne Christensen Company Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP

Kansas City, Missouri
May 27, 2004

               LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2003 AND 2002



                                                              2003             2002
                                                          -----------      -----------
ASSETS:
     INVESTMENTS, at fair value:
           Common/collective trust fund                   $11,974,431      $11,474,375
           Mutual funds                                    27,280,130       21,675,677
           Layne Christensen Company stock account          2,008,390        1,314,356
           Participant loans                                  636,838          724,864
                                                          -----------      -----------
                    Total investments, at fair value       41,899,789       35,189,272
                                                          -----------      -----------

     RECEIVABLES:
           Employee contributions                              86,699           78,519
           Employer contributions                              39,215           38,469
           Accrued income                                      12,507           12,307
                                                          -----------      -----------
                    Total receivables                         138,421          129,295
                                                          -----------      -----------

     CASH                                                          50           18,549
                                                          -----------      -----------

                         Total assets                      42,038,260       35,337,116

LIABILITIES:
       Accrued expenses                                        15,375           16,905
                                                          -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $42,022,885      $35,320,211
                                                          ===========      ===========

                       See Notes to Financial Statements.

               LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                             2003              2002
                                                        ------------      ------------
ADDITIONS:
  Investment income:
     Interest and dividend income                       $    903,453      $  1,200,881
     Net appreciation (depreciation) in fair value
       of investments                                      6,207,725        (4,809,218)
                                                        ------------      ------------
              Net investment income (loss)                 7,111,178        (3,608,337)
                                                        ------------      ------------
  Contributions:
     Participant                                           2,522,779         2,391,850
     Employer                                              1,077,546         1,165,309
                                                        ------------      ------------
              Total contributions                          3,600,325         3,557,159
                                                        ------------      ------------
TOTAL ADDITIONS (DEDUCTIONS)                              10,711,503           (51,178)
                                                        ------------      ------------

DEDUCTIONS:
  Withdrawals and terminations                             3,984,896         2,590,648
  Administrative expenses                                     23,933            33,605
                                                        ------------      ------------
TOTAL DEDUCTIONS                                           4,008,829         2,624,253
                                                        ------------      ------------

NET ADDITIONS (DEDUCTIONS)                                 6,702,674        (2,675,431)
                                                        ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS
     AT BEGINNING OF YEAR                                 35,320,211        37,995,642
                                                        ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS
     AT END OF YEAR                                     $ 42,022,885      $ 35,320,211
                                                        ============      ============

                       See Notes to Financial Statements.

               LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


(1)   DESCRIPTION OF PLAN

      The following brief description of the Layne Christensen Company Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a) General - The Plan is a defined contribution plan and is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Trust Company ("Merrill Lynch") serves as the Plan's trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     (b) Eligibility - Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the "Company") become eligible for membership in the Plan after completion of three months of service.

     (c) Contributions - Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Service ("IRS"). After-tax contributions are not permitted after November 30, 1986. Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional "catch-up contribution" in accordance with the Plan documents.

          Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant's basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant's compensation; and 2) 50 percent of the participant's basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant's compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants' eligible compensation.

     (d) Investment Options - The Plan has twenty-three types of investment funds available through Merrill Lynch. Of these, nine are considered "core" investment options while the remaining fourteen represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

          Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Company contributions are allocated to the funds in proportion with the participants' elected deferral percentage at the time of contribution.

     (e) Participant Accounts and Vesting - Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant's account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2003 and 2002, forfeited non-vested accounts totaled $910 and $872, respectively. In 2002, employer contributions were reduced by $2,523 from forfeited non-vested accounts. No forfeitures were utilized during 2003.

     (f) Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant's account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

          Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family's principal residence, college education for employees' dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

     (g) Payment of Benefits - Upon termination of employment or retirement, the participant or, in the case of death, the surviving spouse, can elect to receive the participant's account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     (b) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

          The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     (c) Valuation of Investments - The common/collective trust fund is stated at estimated fair value which has been determined based on the unit values of the fund. Unit values are determined by the institution sponsoring such fund by dividing the fund's net assets by its units outstanding at the valuation dates. The mutual funds are valued at quoted market values which represent the net asset values of shares held by the Plan at year end. The Plan's investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. Participant loans are valued at outstanding principal balances due which approximate fair value. Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

     (d) Administrative Expenses - Most administrative costs (e.g., investment transaction fees, trustee fees, record keeping fees, and audit fees) are paid by the Plan. Other costs are paid by the Company.

     (e) Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $24,064 at December 31, 2002. There were no such unpaid balances as of December 31, 2003.

(3)   INVESTMENTS

      The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, are as follows:

                                                               December 31, 2003    December 31, 2002
                                                               -----------------    -----------------

        Merrill Lynch Retirement Preservation Trust                $11,974,431        $11,474,375
        PIMCO Total Return Fund                                      2,408,130          2,782,309
        Davis New York Venture Fund                                  7,265,040          5,455,254
        Merrill Lynch Basic Value Fund                               6,458,226          4,873,449
        Merrill Lynch Balanced Capital Fund                          4,369,055          3,592,430

      During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

                                                             Year Ended                  Year Ended
                                                         December 31, 2003           December 31, 2002
                                                         -----------------           -----------------
  Investments at fair value as determined
    by quoted market price:
     Common stock                                            $   618,186                 $    20,371
     Mutual funds                                              5,589,539                  (4,829,589)
                                                             -----------                 -----------
         Net change in fair value                            $ 6,207,725                 $(4,809,218)
                                                             ===========                 ===========


(4)   PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions set forth in ERISA.


(5)   TAX STATUS

      The IRS has determined and informed the Company by a letter dated September 26, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

(6)   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

                                                            2003                2002
                                                     ----------------     ---------------
  Net assets available for benefits per the
    financial statements                                $ 42,022,885         $ 35,320,211
  Amounts allocated to withdrawing
    participants                                                   -              (24,064)
                                                        ------------         ------------
      Net assets available for benefits per
       the Form 5500                                    $ 42,022,885         $ 35,296,147
                                                        ============         ============

      The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002, to Form 5500:

                                                                    2003                2002
                                                                -----------          ----------
      Benefits paid to participants per the financial
      statements                                                 $3,984,896          $2,590,648
      Add: Amounts allocated to withdrawing
        participants at December 31, 2003 and 2002                        -              24,064
      Less: Amounts allocated to withdrawing
        participants at December 31, 2002                           (24,064)                  -
                                                                 ----------          ----------
          Benefits paid to participants per Form 5500            $3,960,832          $2,614,712
                                                                 ==========          ==========


(7)   RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds and units in a common collective trust fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      The Layne Christensen Company Stock Account includes transactions that also qualify as party-in-interest transactions. At December 31, 2003 and 2002, the Plan held 169,199 and 160,287 units, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $1,648,451 and $1,589,166, respectively. There was no dividend income recorded by the Plan during the years ended December 31, 2003 and 2002.

(8)   SUBSEQUENT EVENTS

      Effective January 1, 2004, the Company merged the Layne Christensen Company Hourly 401(k) Retirement Savings Plan ("Hourly Plan") into the Plan. After the merger, all participants previously eligible to participate in the Hourly Plan became eligible to participate in the Plan. As of December 31, 2003, net assets available for benefits in the Hourly Plan are $7,312,633.

      Effective January 1, 2004, the following funds were eliminated from the Plan's investment lineup: AllianceBernstein Small Cap Growth Fund, MFS Research Fund, AllianceBernstein Worldwide Privatization Fund, John Hancock Sovereign Investors Fund, MFS Emerging Growth Fund, Merrill Lynch Fundamental Growth Fund, AllianceBernstein Corporate Bond Portfolio.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

(a)         (b)                                    (c)                                       (d)               (e)


    IDENTITY OF ISSUER,         DESCRIPTION OF INVESTMENT INCLUDING MATURITY
    BORROWER, LESSOR OR          DATE, RATE OF INTEREST, COLLATERAL, PAR OR
    SIMILAR PARTY                            MATURITY VALUE                                  COST          CURRENT VALUE

*   Merrill Lynch              Layne Christensen Company Stock Account                        **            $ 2,008,390
                               Common Stock    (169,199 shares)

*   Merrill Lynch              Merrill Lynch Retirement Preservation Trust                    **             11,974,431
                               Common/Collective Trust (11,974,431 units)

    Managers                   Managers International Equity Fund                             **              1,058,237
                               Mutual Fund    (25,735 shares)

*   Merrill Lynch              Merrill Lynch Fundamental Growth Fund                          **                658,950
                               Mutual Fund    (40,551 shares)

    Franklin                   Franklin Small-Mid Capital Growth Fund                         **                570,752
                               Mutual Fund    (18,887 shares)

    MFS                        MFS Emerging Growth Fund                                       **                334,603
                               Mutual Fund    (11,836 shares)

    John Hancock               John Hancock Health Sciences Fund                              **                180,584
                               Mutual Fund    (4,232 shares)

    AllianceBernstein          AllianceBernstein Worldwide Privatization Fund                 **                160,971


*   Merrill Lynch              Merrill Lynch Basic Value Fund                                 **              6,458,226
                               Mutual Fund    (212,023 shares)

*   Merrill Lynch              Merrill Lynch Balanced Capital Fund                            **              4,369,055
                               Mutual Fund    (165,746 shares)

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

(a)         (b)                                    (c)                                       (d)               (e)


    IDENTITY OF ISSUER,         DESCRIPTION OF INVESTMENT INCLUDING MATURITY
    BORROWER, LESSOR OR          DATE, RATE OF INTEREST, COLLATERAL, PAR OR
    SIMILAR PARTY                            MATURITY VALUE                                  COST          CURRENT VALUE

*   Merrill Lynch              Merrill Lynch Bond Fund High Income Portfolio                  **             $   36,916
                               Mutual Fund    (7,168 shares)

*   Merrill Lynch              Merrill Lynch Pacific Fund                                     **                255,762
                               Mutual Fund    (13,641 shares)

    PIMCO                      PIMCO Total Return Fund                                        **              2,408,130
                               Mutual Fund    (224,849 shares)

*   Merrill Lynch              Merrill Lynch S&P 500 Index Trust                              **                599,515
                               Mutual Fund    (43,953 shares)

    AllianceBernstein          AllianceBernstein Corporate Bond Portfolio                     **                 58,289
                               Mutual Fund    (4,805 shares)

    Van Kampen                 Van Kampen Emerging Growth Fund                                **                746,983
                               Mutual Fund    (20,675 shares)

    Seligman                   Seligman Communications and Information Fund                   **                898,820
                               Mutual Fund    (39,096 shares)

    AllianceBernstein          AllianceBernstein Small Cap Fund                               **                 37,749
                               Mutual Fund    (1,841 shares)

    State Street               State Street Research Global Resources Fund                    **                810,931
                               Mutual Fund    (24,049 shares)


LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

(a)         (b)                                    (c)                                       (d)               (e)


    IDENTITY OF ISSUER,         DESCRIPTION OF INVESTMENT INCLUDING MATURITY
    BORROWER, LESSOR OR          DATE, RATE OF INTEREST, COLLATERAL, PAR OR
    SIMILAR PARTY                            MATURITY VALUE                                  COST          CURRENT VALUE

    Pioneer                    Pioneer Europe Fund                                            **           $     69,925
                               Mutual Fund    (2,737 shares)

    MFS                        MFS Research Fund                                              **                224,198
                               Mutual Fund    (12,819 shares)

    Davis New York             Davis New York Venture Fund                                    **              7,265,040
                               Mutual Fund    (263,991 shares)

    John Hancock               John Hancock Sovereign Investors Fund                          **                 76,494
                               Mutual Fund    (4,082 shares)

  * Plan Participants          Participant Promissory Notes                                                     636,838
                               Interest rates ranging from 4% to 9.5%; maturity dates
                               through June 2016.
                                                                                                           ------------

    TOTAL INVESTMENTS                                                                                      $ 41,899,789
                                                                                                           ============

  *Indicates party-in-interest to the Plan.

 **Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES


       THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        LAYNE CHRISTENSEN COMPANY
                                        CAPITAL ACCUMULATION PLAN


DATE:   June 28, 2004                   By Layne Christensen Company


                                        By   /s/ Jerry W. Fanska
                                           -------------------------
                                           Jerry W. Fanska
                                           Vice President Finance - Treasurer

                                  EXHIBIT INDEX



Exhibit
Number              Description of Documents                              Page
------              ------------------------                              ----

    24         Consent of Independent Registered                           15
               Public Accounting Firm